UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Heritage-Crystal Clean, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

42726M106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42726M106

1	NAME OF REPORTING PERSON	Fred M. Fehsenfeld, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,012,086
	6	SHARED VOTING POWER	10,000(1)
	7	SOLE DISPOSITIVE POWER	1,012,086
	8	SHARED DISPOSITIVE POWER	10,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,022,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.5%
12	TYPE OF REPORTING PERSON (See Instructions)		IN

(1)
These shares of Common Stock are owned by the Reporting Person’s family members. The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein.

Item 1.
	(a)	Name of Issuer: Heritage-Crystal Clean, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123

Item 2.
	(a)	Name of Person Filing: This Schedule 13G is being filed by Fred M. Fehsenfeld, Jr. (“Reporting Person”).

	(b)	Address of Principal Business Office or, if none, Residence: The principal business office for the Reporting Person is 5400 West 86th Street, Indianapolis, Indiana 46268.

	(c)	Citizenship: Mr. Fehsenfeld is a citizen of the United States.

	(d)	Title of Class of Securities: Common Stock, $0.01par value.

	(e)	CUSIP number: 42726M106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________
Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned: 1,022,086
(b)
Percent of class: 5.5%*
*Percentage ownership is based on 18,418,593 shares of Common Stock outstanding as of October 15, 2013, as reported in the Issuer’s Form 10-Q for the quarter ended September 7, 2013.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,012,086
(ii) Shared power to vote or to direct the vote: 10,000 (FN1)
(iii) Sole power to dispose or to direct the disposition of: 1,012,086
(iv) Shared power to dispose or to direct the disposition of: 10,000 (FN1)

FN1:  These shares of Common Stock are owned by the Reporting Person’s family members (specifically, his spouse and two children). The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein. In addition, the Reporting Person serves as one of six trustees who together are empowered to act on behalf of an Indiana general partnership known as The Heritage Group, as well as on behalf of each of the thirty grantor trusts that together own all the outstanding general partner interests of The Heritage Group. The Heritage Group most recently reported beneficial ownership of 4,795,444 shares of Common Stock on a Schedule 13G filed February 12, 2013. As reported in a separate Schedule 13G filed February 12, 2013, each of the 30 grantor trusts independently owns Common Stock of the Issuer as well, ranging from 26,671 shares beneficially owned by each of 28 trusts and 347,086 shares beneficially owned by each of 2 trusts. The Heritage Group and each of the thirty grantor trusts is an entity separate and distinct from each of the others. Each is operated in accordance with its own governing agreement and by the group of six trustees, acting according to the fiduciary duties imposed upon trustees and partners under the trust and other laws of the State of Indiana. Accordingly, the Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by The Heritage Group and/or by any of the thirty grantor trusts except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Please refer to FN1 in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fred M. Fehsenfeld, Jr.

	By:	/s/ Fred M. Fehsenfeld, Jr.
Date: January 28, 2014		Fred M. Fehsenfeld, Jr.